Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2017

May 12, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya” or the “Corporation”), on a consolidated basis, for the three months ended March 31, 2017. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2017 (the “Q1 2017 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2016 (the “2016 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2016 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2016 (the “2016 Annual Information Form” and together with the 2016 Annual Financial Statements and 2016 Annual MD&A, the “2016 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.amaya.com.

As previously reported, beginning with the three months ended March 31, 2016, the Corporation changed its presentation currency from Canadian dollars to U.S. dollars. As such, for reporting purposes the Corporation currently prepares its financial statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  See note 4 in the 2016 Annual Financial Statements for additional information on the change in presentation currency from Canadian dollars to U.S. dollars. Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘CDN’’ or “CDN $” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q1 2017 Financial Statements.

As at March 31, 2017, the Corporation had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms.

This MD&A references non-IFRS and non-U.S. GAAP financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results.

Unless otherwise stated, in preparing this MD&A the Corporation has taken into account information available to it up to May 12, 2017, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q1 2017 Financial Statements.  All quarterly information contained herein is unaudited.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Q1 2017 Financial Statements contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2016 Annual Information Form:  the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute, operate, and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2016 Annual Information Form, elsewhere in this MD&A and the 2016 Annual Reports and in other filings that Amaya has made and may make with applicable securities authorities in the future, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of May 12, 2017 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for Amaya’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield (“QNY”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what Amaya believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect Amaya’s understanding of certain details of its business. In addition, Amaya’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. Moreover, QNY is a non-IFRS measure. For important information on Amaya’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Key Metrics” and “Selected Financial Information—Other Financial Information” below.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). Moreover, Amaya’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to certain of Amaya’s product offerings, customers are required to provide certain information when registering and establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would be in violation of Amaya’s applicable terms and conditions of use). Although Amaya typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

Amaya regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. Amaya also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use) and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding the foregoing, Amaya believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive Amaya’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW AND OUTLOOK

Business Overview and Background

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries and affiliates (collectively, “Rational Group”). Rational Group currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, particularly casino and sports betting (also known as sportsbook).

Since Amaya’s acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”) and as a result thereof, its B2C operations have been and continue to be its primary business and source of revenue. Through Rational Group, which is based in the Isle of Man and operates globally, Amaya owns and operates gaming and related interactive entertainment businesses, which it offers under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). These brands together have more than 111 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Corporation currently estimates that the PokerStars site collectively holds a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real-money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that PokerStars has distinguished itself as the world’s premier poker brand.

In addition to pursuing growth opportunities in online and mobile poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion and improvements to the poker ecosystem (as discussed below), Amaya believes that there are potentially significant opportunities for growth in other verticals. Specifically, Amaya believes that these verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. While the Corporation continues to improve the product offering, including through a mobile application and other enhancements, expand its game portfolio and geographic reach, and launch limited and targeted external marketing campaigns, it estimates that Rational Group’s combined online casino, including PokerStars Casino, is currently among the world’s fastest growing and has one of the largest player bases among its competitors.  In addition to online and mobile casino and sportsbook, Amaya currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, exploring potential opportunities for its daily fantasy sports product, and pursuing other interactive entertainment opportunities.  Through what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

Amaya continuously works to enhance its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across its product offerings. Amaya dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e., incentives).

Amaya also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such and as previously reported, Amaya has implemented a number of policies and controls, and anticipates implementing additional policies and controls throughout 2017, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. In addition to controls over technological tools and software, Amaya also assesses its pricing and incentives to ensure that such pricing and the distribution of such incentives is aligned with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. As previously reported, since the beginning of 2016, Amaya has introduced certain improvements in the poker ecosystem to benefit and attract high value, net depositing customers (primarily recreational players) and reduce incentives for high volume, net withdrawing customers, and adjusting the pricing on poker games and tournaments (also known as rake) on certain offerings (which resulted in an effective increase).  Amaya anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high volume, net withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. Amaya believes this has led and may continue to lead to an increase in net deposits (equal to total customer deposits minus total customer withdrawals made on Amaya’s real money platform) and greater retention. Amaya has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for other customers, bonuses and promotions, new poker products and services, research and development, and to help offset costs in the business, including gaming duties and others related to promoting the regulation of online gaming in various jurisdictions.

Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, North America and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.  Amaya intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes and generally following a determination by the European Commission that such national regulatory frameworks are compliant with European Union law.  Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies with respect to various jurisdictions. Amaya supports regulation of online gaming, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. See also “Regulatory Environment” in the 2016 Annual Information Form.

Notwithstanding, the online gaming industry is heavily regulated and failure by Amaya to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations.  Amaya may also not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.  For example, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent the Corporation from continuing to operate in those jurisdictions where it currently carries on business or where its customers are located, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2016 Annual Information Form.

For additional information about Amaya and certain recent corporate highlights and developments, see “Overview and Outlook—First Quarter and Subsequent Developments”, “Additional Information”, and the 2016 Annual Reports. For additional risks and uncertainties relating to, among other things, Amaya, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, as well as the risks and uncertainties contained elsewhere herein, the 2016 Annual Reports and in other filings that Amaya has made and may make with applicable securities authorities in the future.

First Quarter and Subsequent Developments

Set forth below is a general summary of certain recent corporate developments for the first quarter of 2017 and to the date hereof. For additional corporate developments and highlights, see the 2016 Annual Reports and refer to “Additional Information” below.

Chief Financial Officer Update

On January 20, 2017, the Corporation announced that it was advised by Daniel Sebag, its Chief Financial Officer, that he will retire later this year once his successor is identified and appointed, and will assist the Corporation in ensuring an orderly transition of his duties. The Board and leading executive recruiting firm Spencer Stuart commenced a global CFO search and the Corporation is in the final stages of the hiring process with respect to a potential candidate.

Deferred Payment Financing

On January 9, 2017, the Corporation announced its financing plan for the balance of the deferred purchase price for the Rational Group Acquisition, which was due on February 1, 2017. The Corporation decided to pay the remaining balance over the course of 2017 from unrestricted cash on its balance sheet and cash flow from operations and entered into an agreement with the former owners of the Rational Group whereby the former owners have agreed not to enforce during 2017 their right under the original merger agreement to cause the Corporation to use commercially reasonable efforts to issue equity to finance any outstanding balance of the deferred purchase price. In addition, under the original merger agreement for the Rational Group Acquisition and as previously disclosed, the former owners agreed not to enforce the payment of the deferred purchase price prior to the maturity or repayment of the acquisition financing (i.e., the First Lien Term Loans and USD Second Lien Term Loan (each as defined below)).  In exchange for the new agreement, on February 1, 2017, the Corporation paid approximately $6 million, representing an advance payment of three-months of non-refundable late payment fees related to the unpaid balance of the deferred purchase price at the rates outlined in the merger agreement (monthly rate equal to 30 day LIBOR plus 85 basis points until August 1, 2017 and then 30 day LIBOR plus 135 basis points thereafter), with such fees to be credited against any late fees incurred during such three-month period.

On each of January 30, 2017 and April 27, 2017, the Corporation paid an additional $75 million towards the outstanding balance as of each date. Any additional fees that may be incurred on the outstanding balance beginning on May 1, 2017 will also be calculated at the rates outlined in the merger agreement. Prior to this payment, in November 2016, Amaya had paid $200 million of the deferred purchase price, resulting in approximately $2.5 million in savings towards the outstanding balance at that time. The outstanding balance as of the date hereof is $47.5 million.

First Lien Term Loan Repricing and Amendment

On March 3, 2017, the Corporation announced that it successfully repriced and retranched the First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 0.5% to LIBOR plus 3.50% with a LIBOR floor of 1.00% and Euribor plus 3.75% with no Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan (as defined below) and using the proceeds to reduce the USD First Lien Term Loan (as defined below). As a result of the Repricing, the Corporation currently expects to save approximately 13%, or $15.4 million, of interest expense annually.

Amaya and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

At the request of certain lenders, the amendment also modifies the change of control provision in the credit agreement to remove the ability of a certain current shareholder to directly or indirectly acquire control of the Corporation without triggering an event of default and potential acceleration of the repayment of the debt under the credit agreement for the First Lien Term Loans.

Appointment of Chief Corporate Development Officer

On May 11, 2017, Amaya announced the appointment of Robin Chhabra to the newly created position of Chief Corporate Development Officer. Mr. Chhabra is an experienced online gaming executive who most recently served as Group Director of Strategy and Corporate Development for William Hill plc (LSE: WMH). Amaya anticipates Mr. Chhabra will join Amaya in September 2017 following a brief garden leave from William Hill.

KEY METRICS

The Corporation reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. With respect to the key metrics set forth below, Amaya began calculating and reviewing such metrics as of the start of the fourth quarter of 2014 following the Rational Group Acquisition and as such, has provided below applicable trend information for each of the quarterly periods since the fourth quarter of 2014. Although management may have provided other key metrics since the Rational Group Acquisition, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high volume, net withdrawing customers, the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to an understanding of Amaya’s current and future business, performance or trends affecting the same, and as a result, such historic metrics may be replaced or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings, loyalty programs, customer acquisition efforts, and expansion in new markets and verticals. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

Quarterly Real-Money Active Uniques (QAUs)

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of the Corporation’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  For further clarity, the exclusions from QAUs noted as “free play, bonuses or other promotions” include, without limitation, low-stakes and/or non-raked poker games, but do not include non-cash promotions or poker tournament fees covered by the Corporation as incentives for customers who ultimately make or place real-money wagers or bets on or through an Amaya poker, casino or sportsbook offering.  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all of its real-money product offerings, collectively. Customer growth trends reflected in QAUs are key factors that affect the Corporation’s revenues. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for the Corporation’s real-money online gaming brands.

During the three months ended March 31, 2017, the Corporation had 2.66 million combined QAUs, which represents an increase of 4.8% over the three months ended March 31, 2016. The Corporation believes that the increase when compared to the fourth quarter of 2016 was primarily the result of increased registrations of new customers driven by certain customer acquisition initiatives, improved retention and reactivation of existing customers due to the expansion of the Corporation’s product offerings into casino and sportsbook, relaunch of real-money online poker and launch of real-money online casino in Portugal, successful marketing campaigns, and improvements in the poker ecosystem benefiting recreational players, as well as increased investment in customer relationship management initiatives. This is despite a decline in customer activity on the Full Tilt real-money online offerings in connection with a reduction in marketing expense and the player migration to the PokerStars platform. Historically, QAUs have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base, due to, among other things, competition from alternative products and services, past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, as well as the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. Notwithstanding the foregoing, the Corporation intends to drive growth in its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, expanding the product depth of its casino offering, improving the user interface and user experience of its sportsbook, investing in customer relationship management initiatives, demonstrating the superiority of its products and services, improving the effectiveness of its marketing and promotional efforts, expanding the availability of its offerings geographically, and by continuing to introduce new and innovative products, features and enhancements. See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”. To the extent the growth of or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms, which are included in Other B2C revenues) for its two business lines (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure.  For a reconciliation of the numerator of QNY to the nearest IFRS measure, see below, and for other important information on Amaya’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Selected Financial Information—Other Financial Information” below. The Corporation also provides QNY on a constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Impact of Foreign Exchange on Revenue”.  Trends in QNY are a measure of growth as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its three real money online gaming offerings are reflected in QNY and are key factors that affect the Corporation’s revenue.

During the three months ended March 31, 2017, the Corporation’s QNY was $115, which represents an increase of 5.4% from the three months ended March 31, 2016. The growth in QNY was primarily the result of the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand and into new jurisdictions, and improved customer relationship management initiatives, as well as the previously announced changes to the customer loyalty program and rake structure. During the three months ended March 31, 2017, the Corporation’s constant currency QNY was $115, which represents an increase of 3.3% from the three months ended March 31, 2016.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered and gross win margins (i.e., the percentage of wagers retained by the Corporation) in real-money online casino and sportsbook, the amount of time customers play on its products, offsets to gross gaming revenue for loyalty program rebates, rewards, bonuses, and promotions and VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative products and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through customer relationship management initiatives to attract high value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies.  See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”.

The table below presents a reconciliation of the numerator of QNY (i.e., Poker and Casino & Sportsbook revenues) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
$000's	2015	2015	2015	2016	2016	2016	2016	2017
Revenue	259,500	247,327	293,201	288,518	285,763	270,681	310,285	317,320
Corporate	(392)	(225)	(471)	(59)	(47)	—	(2)	(22)
Other B2C	(11,562)	(9,729)	(13,419)	(11,971)	(10,479)	(9,632)	(12,884)	(11,854)
Poker and Casino & Sportsbook	247,546	237,373	279,311	276,488	275,237	261,049	297,399	305,444

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three months ended March 31, 2017 and 2016, and for the year ended December 31, 2016 is set forth below.

	Three Months Ended March 31,		For the year ended December 31,
$000's, except per share amounts	2017	2016	2016
Revenue	317,320	288,518	1,155,247
Net Earnings	65,753	55,491	135,550
Basic Net Earnings Per Common Share	$0.45	$0.42	$0.96
Diluted Net Earnings Per Common Share	$0.33	$0.28	$0.70
Total Assets (as at)	5,388,982	5,612,721	5,462,475
Total Long-Term Liabilities (as at)	2,467,487	2,441,053	2,412,579

Total revenue increased in the three month period March 31, 2017 as compared to the respective prior year period primarily as a result of the growth of the Corporation’s online casino and sportsbook product offerings. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussions of Operations” below. See also “Foreign Exchange Impact on Revenues” below for total revenue calculated on a constant currency basis.

The decrease in the Corporation’s asset base from December 31, 2016 was primarily the result of the amortization of its intangible assets and decrease in the fair value of the Swap Agreements (as defined below), while the increase in outstanding long-term liabilities from December 31, 2016 was primarily explained by the Corporation not being required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2017 as a result of the Refinancing (as defined below) and Repricing.

Other Financial Information

To supplement its Q1 2017 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below and QNY set forth above under “Key Metrics”. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Limitations of Key Metrics and Other Data” and “Key Metrics” above.

	Three Months Ended March 31,
$000's, except per share amounts	2017	2016
Total Revenue	317,320	288,518
Adjusted EBITDA	151,001	123,434
Adjusted Net Earnings	113,367	84,967
Adjusted Net Earnings per Diluted Share	$0.56	$0.43

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation defines Adjusted EBITDA as net earnings (loss) before interest and financing costs, income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items as set out in the table below.

The Corporation defines Adjusted Net Earnings as net earnings (loss) before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items as set out in the table below. Adjusted Net Earnings per Diluted Share as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares.

Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”). The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. See note 7.  For the three months ended March 31, 2017, Diluted Shares equaled 200,656,549.

The Corporation uses these non-IFRS measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that we exclude in such measures. The Corporation believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.

The table below presents a reconciliation of such non-IFRS measures to the nearest IFRS measures.

	Three Months Ended March 31,
$000's, except per share amounts	2017	2016
Net earnings	65,753	55,491
Financial expenses	40,589	24,913
Income taxes	2,688	1,962
Depreciation of property and equipment	2,161	1,957
Amortization of intangible and deferred development costs	33,574	31,326
EBITDA	144,765	115,649
Stock-based compensation	2,164	3,066
Termination of employment agreements	2,126	1,108
Termination of affiliate agreements	407	1,137
Loss on disposal of assets	59	222
Income from investments and loss from associates	(435)	(9,625)
Acquisition-related costs	—	184
Reversal of impairment on investment in associates	(6,684)	—
Other costs	8,599	11,693
Adjusted EBITDA	151,001	123,434
Current income tax expense	(3,322)	(1,872)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(4,660)	(3,913)
Interest (excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price)	(29,652)	(32,682)
Adjusted Net Earnings	113,367	84,967
Diluted Shares	200,656,549	197,041,822
Adjusted Net Earnings per Diluted Share	$0.56	$0.43

These non-IFRS measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of these measures rather than net earnings, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•	these non-IFRS financial measures exclude the applicable items listed in the reconciliation table above and other costs as set forth in the table below; and
•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such expenses at this time as it does not consider them as on-going core operating expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. Management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Rational Group Acquisition or from matters not directly involving the Corporation or its current business. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to the Corporation’s transformation from a Business-to-Business (“B2B”) provider to a pure-play B2C operator as a result of the Rational Group Acquisition and management believes such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Over time, as management continues to assess its operations and calculation of applicable non-IFRS measures, it believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease over time. The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended March 31,
	2017	2016
	$000's	$000's
Non-U.S. lobbying and legal expenses	741	808
U.S. lobbying and legal expenses	3,978	3,353
Strategic review professional fees	125	3,721
Retention bonuses	615	1,110
Non recurring professional fees	662	1,442
AMF and other investigation professional fees	2,390	1,001
Office restructuring and legacy business unit shutdown costs	88	258
Other costs	8,599	11,693

DISCUSSION OF OPERATIONS

Comparison of the Three Months Ended March 31, 2017 and 2016

	Three Months Ended March 31,
$000's except percentage amounts	2017	2016 (As reclassified)	Variance	% Change
Revenue	317,320	288,518	28,802	10.0%
Selling	43,051	43,446	(395)	(0.9%)
General and administrative	131,141	142,792	(11,651)	(8.2%)
Financial	40,589	24,913	15,676	62.9%
Gaming duty	34,533	29,355	5,178	17.6%
Acquisition-related costs	—	184	(184)	(100.0%)
Income from investments	435	9,665	(9,230)	(95.5%)
Loss from associates	—	40	(40)	(100.0%)
Income taxes	2,688	1,962	726	37.0%

Revenue

The revenue increase for the three months ended March 31, 2017 as compared to the prior year period was primarily attributable to (i) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand and the expansion of the geographical reach into eligible markets, (ii) the previously announced changes to the customer loyalty program and rake structure, (iii) the addition of new sports to and the expansion of the geographical reach into eligible markets of the Corporation’s sportsbook product, and (iv) the re-launch of real money online poker and launch of real money online casino in Portugal. It was also favorably impacted by growth in QAUs and the Corporation’s previously announced strategy of focusing on recreational players, which has seen signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players. As it relates to currency fluctuations during the quarter, the general strengthening of the U.S. dollar relative to certain foreign currencies had virtually no impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Three months ended March 31, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	87,645	10,258	—	97,903	—	97,903
Malta	52,171	49,241	—	101,412	—	101,412
Italy	21,735	10,882	157	32,774	—	32,774
United Kingdom	12,974	2,698	70	15,742	—	15,742
Spain	11,269	7,468	177	18,914	—	18,914
France	12,400	1,611	136	14,147	—	14,147
Other licensed or approved jurisdictions	20,470	4,622	11,314	36,406	22	36,428
	218,664	86,780	11,854	317,298	22	317,320

	Three months ended March 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	84,086	3,264	—	87,350	—	87,350
Malta	60,359	41,300	—	101,659	—	101,659
Italy	21,395	6,452	158	28,005	—	28,005
United Kingdom	15,022	3,288	107	18,417	—	18,417
Spain	9,488	5,482	165	15,135	—	15,135
France	15,556	—	148	15,704	—	15,704
Other licensed or approved jurisdictions	10,468	328	11,393	22,189	59	22,248
	216,374	60,114	11,971	288,459	59	288,518

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues.  Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the three months ended March 31, 2017 was $218.7 million as compared to Poker revenue of $216.4 million for the three months ended March 31, 2016, which represents an increase of approximately 1.1% year-over-year. The increase in Poker revenue was primarily the result of (i) the Corporation’s previously announced strategy of focusing on recreational players, including through initiatives such as changes to its online poker loyalty program, rake structure which went into effect in late March 2016, and the introduction of new poker promotions (in part a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players), (ii) an increase in poker QAUs, (iii) abnormal seasonality in the first quarter of 2016 resulting in lower than expected revenue during that quarter as a proportion of the full year, (iv) re-launch of online poker in Portugal and launch of PokerStars NJ, and (v) increased marketing spend in the fourth quarter of 2016 versus the prior year period with some resulting revenue impact in the first quarter of 2016. Notwithstanding, Poker revenues were negatively impacted by (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iii) the temporary cessation of operations during a portion of the quarter in the Czech Republic and the subsequent re-launch in the country under a local license with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification, (iv) the cessation of operations in Israel and Slovenia, and (v) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits.  For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three months ended March 31, 2017 was $86.8 million as compared to $60.1 million for the three months ended March 31, 2016, which represents an increase of 44.4%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) an increase in casino and sportsbook QAUs, (ii) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (iii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iv) the addition of new sports to the Corporation’s sportsbook product.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where gameplay actually occurred) generating a minimum of 5% of total consolidated revenue for the three months ended March 31, 2017 or 2016.

Poker

Poker revenue increased in the Isle of Man, Spain, and other licensed and approved jurisdictions, was relatively flat in Italy, and decreased in Malta, United Kingdom and France for the three months ended March 31, 2017 as compared to the prior year period. The increase in the Isle of Man was partially due to certain players local currencies strengthening against the U.S. dollar. The increase in Spain was partially due to higher than anticipated jackpot payouts in the Corporation’s Spin & Go product during the first quarter of 2016. The growth in other licensed and approved jurisdictions was primarily the result of obtaining local licenses to operate certain online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), and the introduction of PokerStars NJ to the New Jersey market.  The decline in Malta was primarily the result of certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, the movement of Romania and Czech Republic to local licensing regimes, and the cessation of operations in Slovenia. The decline in France was primarily due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue. The decline in the United Kingdom was primarily due to the devaluation of the Great Britain Pound Sterling.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region, except the United Kingdom, for the three months ended March 31, 2017 as compared to the prior year period. The increases were primarily the result of (i) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of measured and efficient marketing campaigns.  The significant increase in Malta was also the result of the Corporation offering certain online casino and live dealer games under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino and live dealer games offerings in the Isle of Man and United Kingdom (which accounted for the decline) to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. Malta was also positively impacted by the expansion of the Corporation’s online casino and sportsbook product offerings into eligible markets. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), the introduction of online casino and sportsbook in Denmark and the introduction of online casino in New Jersey.  The Corporation does not currently offer online casino in France, but introduced its online sportsbook product offering in that jurisdiction in June 2016.

Other B2C

Other B2C revenue was relatively flat during the three months ended March 31, 2017 as compared to the prior year period.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of gameplay on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro which is the primary depositing currency of the Corporation’s customers) during the three months ended March 31, 2017 as compared to the same period in 2016 had virtually no impact on the Corporation’s total revenue, had a marginally positive impact on Poker revenue but continued to have an unfavorable impact on Casino & Sportsbook revenue. During the three months ended March 31, 2017, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 0.9% decline in the value of its customers’ local currencies relative to the U.S. dollar.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three months ended March 31, 2017 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $317.2 million, which is approximately $0.1 million lower than actual IFRS revenue during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the quarter would have increased by approximately 9.9%, as opposed to approximately 10.0%, over the prior year period.

Expenses

Selling

The decrease in selling expenses for the three months ended March 31, 2017 as compared to the prior year period was primarily the result of a decrease in online sports marketing and television advertising campaigns related to the BetStars brand, and decrease of expenses relating to sponsored live events. This decrease in selling expenses was partially offset by increases in (i) royalty costs in connection with online casino operations driven by the expansion of third party slot and live dealer game offerings, (ii) online casino marketing spend in order to continue efforts to grow the Corporation’s online casino customer base, and (iii) online poker marketing spend to produce online brand content.

General and Administrative

The decrease in general and administrative expenses for the three months ended March 31, 2017 as compared to the prior year period was primarily the result of (i) a decrease in salaries as a result of staff restructuring, in connection with the Corporation’s previously announced operational excellence program (ii) a reversal of the impairment of the Corporation’s investment in Innova Gaming Group Inc. (TSX.V: IGG) taken in prior years, and (iii) a reduction in professional fees also in connection with the operational excellence program. The decrease was partially offset by increased (i) payment processor costs due to higher net deposits and increased affiliate activities in 2017, and (ii) amortization of intangible assets due to the accelerated amortization of the Full Tilt software no longer used as a result of the previously announced migration of the Full Tilt brand and players to the PokerStars platform which reduced the remaining life of such software from 39 to 24 months.

Financial

The increase in financial expenses for the three months ended March 31, 2017 as compared to the prior year period was primarily the result of unrealized exchange gains related to the translation of the USD Second Lien Term Loan (as defined below) and the deferred consideration for the Rational Group Acquisition generated during the three months ended March 31, 2016.

Gaming Duty

The increase in gaming duty expenses for the three months ended March 31, 2017 as compared to the prior year period was primarily the result of (i) increases in gaming duty on Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as Italy and Spain, and (ii) gaming duties in new markets such as Portugal, New Jersey and the Czech Republic.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Income from Investments and Loss from Associates

The decrease in income recognized from investments during the three months ended March 31, 2017 as compared to the prior year period was primarily the result of a decrease in the value of the Corporation’s retained ownership of certain preferred shares of NYX Digital Gaming (Canada) ULC (“NYX Sub”), a subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”), issued to the Corporation as partial consideration for the sale of two of the Corporation’s former B2B businesses, CryptoLogic Ltd. and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.), to NYX Gaming Group and NYX Sub.

Income Taxes

The increase in income taxes for the three months ended March 31, 2017 as compared to the prior year period was primarily the result of certain one-time closure related tax costs arising from the closure of a service office in France, as well as increased profits derived through the Corporation’s Malta license which are subject to tax in Malta at an effective rate of 5%.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable. Although the presentation currency for each period presented below is currently the U.S. dollar, all 2015 quarters were initially presented in Canadian dollars.

	For the three months ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
$000’s, except per share amounts	2015	2015	2015	2016	2016	2016	2016	2017
Total Revenue	259,500	247,327	293,201	288,518	285,763	270,681	310,285	317,320
Net Earnings (loss)	187,467	29,147	(17,119)	55,491	22,497	12,523	45,039	65,753
Net Earnings (loss) from Continuing Operations	6,382	(34,438)	(15,226)	55,491	22,497	12,523	45,039	65,753
Basic Net Earnings (loss) per Common Share	$1.40	$0.22	$(0.13)	$0.42	$0.16	$0.09	$0.31	$0.45
Diluted Net Earnings (loss) per Common Share	$0.94	$0.15	$(0.13)	$0.28	$0.12	$0.06	$0.23	$0.33
Basic Net Earnings (loss) from Continuing Operations per Common Share	$0.05	$(0.26)	$(0.11)	$0.42	$0.16	$0.09	$0.31	$0.45
Diluted Net Earnings (loss) from Continuing Operations per Common Share	$0.03	$(0.26)	$(0.11)	$0.28	$0.12	$0.06	$0.23	$0.33

The revenue increases for the second, third and fourth quarters of 2016 as compared to the prior year periods were primarily attributable to Casino & Sportsbook revenues resulting from the continued rollout of casino and sportsbook products and the expansion of the geographical reach of such products into eligible markets, and the previously announced changes to the Corporation’s customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, including through the reinvestment of a portion of the loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players.

For a discussion of trends and variances over the three months ended March 31, 2017 and 2016, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

Given the nature of the B2C business, including, without limitation, the extent of certain non-recurring and other costs, instead of evaluating IFRS net earnings (loss) alone, the Corporation also analyzes Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that these measures provide useful information about its operating results and enhances the overall understanding of its past performance and future prospects, as well as its performance against peers and competitors. See “Selected Financial Information—Other Financial Information” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues and key metrics from its B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events.  As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Overview and Outlook” above, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2016 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including equity and debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal over the year as the B2C business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation’s operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under “Contractual Obligations” below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets, in the short- and long-terms, in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form.

The Corporation believes that it improved its financial condition since December 31, 2016 by, among other things, paying additional amounts of the deferred purchase price for the Rational Group Acquisition, completing the Repricing, decreasing its leverage ratios and producing strong net cash inflows from operating activities, and expects to continue to do so by strengthening its cash flow generation and liquidity as a result of, among other things, continuing to introduce new and innovative products and pursue expansion into new jurisdictions. For additional information regarding the Corporation’s repayment of debt, including the Repricing, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Q1 2017 Financial Statements, as well as the 2016 Annual Information Form under the heading “General Development of the Business”.  See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar, primarily the Euro, which is the primary depositing currency of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recognized foreign currency gains of $2.4 million and $17.6 million in the three months ended March 31, 2017 and 2016, respectively.

In addition to the Swap Agreements (as defined and detailed below), the Corporation has entered into a series of foreign exchange option contracts (the “Option Contracts”) to purchase Great Britain Pound Sterling for U.S. dollars. These cash flow hedges are intended to mitigate the impact of the Great Britain Pound Sterling strengthening against the U.S. dollar on Great Britain Pound Sterling salary costs. The Option Contracts mature between April 2017 and December 2017 and allow the Corporation to purchase approximately £4.65 million each month at a strike price of 1.25. For the period ended March 31, 2017, the Corporation recorded unrealized gains of $306,000. The fair value of the Option Contracts as at March 31, 2017 was $1.12 million. The Corporation believes that the Option Contracts have had no material impact on its Q1 2017 Financial Statements (see note 9). For additional information on derivatives, see also note 2 in the 2016 Annual Financial Statements and note 9 in the Q1 2017 Financial Statements. Management monitors movements in foreign exchange rates by reviewing certain currency pairs on a frequent basis. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates (particularly, fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan, which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Corporation is also exposed to cash flow interest rate risk on its EUR First Lien Term Loan and USD Second Lien Term Loan, which each bear interest at variable rates.

As of the date hereof and as a result of the Repricing (as detailed above), the USD First Lien Term Loan and USD Second Lien Term Loan each have a LIBOR floor of 1.00% and EUR First Lien Term Loan has no Euribor floor. As such, the interest rates cannot decrease below 4.50%, 8.00% and 3.75%, respectively. Management monitors movements in the interest rates by reviewing the Euribor and LIBOR on a frequent basis.

The Corporation’s cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and debt securities. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of March 31, 2017:

	Payments due by period
	Total	Less than	1-3 years	3-5 years	More than
$000's		1 year			5 years
Provisions[1]	145,453	138,740	5,904	809	—
Long Term Debt	3,070,618	145,509	290,128	2,419,958	215,023
Purchase Obligations	44,824	8,013	12,519	9,527	14,765
Total	3,260,895	292,262	308,551	2,430,294	229,788

_____________________________

1The purchase price for the Rational Group Acquisition included a $4.5 billion payment made at the closing of the transaction, plus a deferred purchase price initially equal to $400 million (of which the Corporation paid $200 million in November 2016, an additional $75 million in January 2017, and an additional $75 million in April 2017). For additional information regarding the deferred payment, including Amaya’s current financing plans for and the effect of the Repricing on the same, see above under “Overview and Outlook—First Quarter and Subsequent Developments—Deferred Payment Financing”.

Credit Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Rational Group Acquisition (the “Credit Facility”).  Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation’s option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a first lien leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of March 31, 2017 and December 31, 2016, there were no amounts outstanding under the Credit Facility. However, in connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), which thereby reduced the availability under the Credit Facility to $70 million.

For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions”, the 2016 Annual Reports, including under the heading “Legal Proceedings and Regulatory Actions” in the 2016 Annual Information Form, and note 31 of the 2016 Annual Financial Statements.

Long-Term Debt

The following is a summary of long-term debt outstanding at March 31, 2017 and December 31, 2016 (all capitalized terms used in the table below relating to such long-term debt are defined below):

	Interest rate	March 31, 2017, Principal outstanding balance in local denominated currency	March 31, 2017 Carrying amount	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	4.50%	1,910,236	1,854,046	2,021,097	1,965,929
EUR First Lien Term Loan	3.75%	385,162	405,182	286,143	296,197
USD Second Lien Term Loan	8.00%	210,000	167,787	210,000	166,453
Total long-term debt			2,427,015		2,428,579
Current portion			4,962		47,750
Non-current portion			2,422,053		2,380,829

The decrease in outstanding long-term debt from December 31, 2016 to March 31, 2017 was primarily the result of the Repricing and quarterly scheduled debt principal repayments partially offset by foreign exchange fluctuations. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q1 2017 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation previously entered into the Swap Agreements (as defined and described below).

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	19,443	19,443	19,443	19,443	1,832,466
EUR First Lien Term Loan	4,181	4,181	4,181	4,181	394,013
USD Second Lien Term Loan	—	—	—	—	210,000
Total	23,624	23,624	23,624	23,624	2,436,479

CDN 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units consisting of debentures and warrants, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million (the “CDN 2013 Debentures”). The CDN 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing or Repricing, the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing or Repricing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities. In addition to the Refinancing, on March 3, 2017, the Corporation completed the Repricing. As a result of the Repricing, the Corporation currently expects to save approximately 13%, or $15.4 million, of interest expense over the next twelve months. For additional information on the Repricing, see above under “Overview and Outlook—First Quarter and Subsequent Developments—First Lien Term Loan Repricing and Amendment”.

As a result of the Refinancing and Repricing, the Corporation realized aggregate savings of approximately $1.2 million in interest expense for the three months ended March 31, 2017.

First Lien Term Loans

Giving effect to the Refinancing and the Repricing, the USD First Lien Term Loan decreased to approximately $1.91 billion and the EUR First Lien Term Loan increased to approximately €385.16 million.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans.  Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. (a parent of the Rational Group) on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ended on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio (as defined in the credit agreement governing the First Lien Term Loans) at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and Repricing and respective amendments to the credit agreement for the First Lien Term Loans, the Corporation was not required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016 and will not be required to do so during the fiscal years ending December 31, 2017 and 2018. However, to the extent that the Corporation has such excess cash flow in applicable periods beginning in 2019, the Corporation may be required to allocate the applicable portion of such excess cash flow for such principal repayment.

The agreement for the First Lien Term Loans limits Amaya Holdings B.V. and its subsidiaries’ ability to, among other things, incur additional debt or grant additional liens on its assets and equity, distribute equity interests and distribute any assets to third parties.

As described above under “—Market Risk—Interest Rate Sensitivity”, the Corporation is exposed to the fluctuations in the LIBOR rate as certain of its indebtedness is at variable rates of interest which could lead to increased interest charges. During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the USD First Lien Term Loan. Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately $2.07 billion of the USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As of March 31, 2017, the fair value of the Swap Agreements represented an asset of $24.26 million, and as a result of the Swap Agreements, the Corporation had interest savings of $3 million during the year. During the three months ended March 31, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.90 million. As a result of this unwinding and settlement, approximately $1.17 billion of the USD First Lien Term Loan is covered under the Swap Agreements. The remaining $688.93 million USD First Lien Term Loan is exposed to fluctuations in interest rates.

See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

USD Second Lien Term Loan

Giving effect to the Refinancing, the USD Second Lien Term Loan decreased to $210 million, and although the applicable interest rate remained the same, the effective interest rate increased (note 8).

During the three months ended March 31, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and the deferred purchase price for the Rational Group Acquisition as a foreign exchange hedge of its net investment in its foreign operations.  Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations.

During the three months ended March 31, 2017 there was no ineffectiveness with respect to the net investment hedge.

For the three months ended March 31, 2017, the Corporation recorded an unrealized exchange loss on translation of $25.02 million, as compared to none in the prior year period, in the cumulative translation adjustment in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred payment.

CASH FLOWS BY ACTIVITY

Comparison of the Three Months Ended March 31, 2017 and 2016

The table below outlines a summary of cash inflows and outflows by activity for the three months ended March 31, 2017 and 2016.

	Three Months Ended March 31,
	2017	2016
	$000's	$000's
Net cash inflows from operating activities	95,547	45,220
Net cash outflows from financing activities	(112,642)	(59,461)
Net cash outflows from investing activities	(2,915)	(58,502)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three months ended March 31, 2017 and 2016. The Corporation’s cash inflows from operating activities increased for the three months ended March 31, 2017 as compared to the prior year period primarily as a result of increased EBITDA generated from the underlying operations and a decrease in customer deposit withdrawals relative to the prior year period.

Cash Outflows from Financing Activities

During the three months ended March 31, 2017, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $75 million on the deferred purchase price in January 2017, (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan, (iii) the settlement of an investment margin account previously utilized to acquire strategic investments in 2014, and (iv) the payment of certain transaction costs in connection with the Repricing. These expenditures were partially offset by a gain on settlement of certain derivatives. During the three months ended March 31, 2016, the primary expenditures affecting cash outflows from financing activities were the repayment of the CDN 2013 Debentures and payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan.

Cash Outflows from Investing Activities

During the three months ended March 31, 2017, the Corporation’s cash outflows from investing activities were primarily driven by (i) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook, and (ii) the settlement of certain minimum revenue guarantees in connection with the Corporation’s divestiture of certain former B2B assets, in each case partially offset by the inflow of cash from the sale of investments. During the three months ended March 31, 2016, the Corporation’s cash outflows from investing activities were primarily driven by (i) the cash collateral delivered as part of the Kentucky Bond Collateral, (ii) cash sweeps for the deferred purchase price, and (iii) capital expenditures, primarily consisting of investments in online casino and sportsbook development.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information see note 2 to the Q1 2017 Financial Statements and 2016 Annual Financial Statements, and the 2016 Annual MD&A. Other than as set forth below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three months ended March 31, 2017.

Change in Critical Accounting Estimates

During the three months ended March 31, 2017, there have been no changes to the Corporation’s critical accounting estimates.

Change in Significant Accounting Policies

During the three months ended March 31, 2017, there have been the following changes to the Corporation’s significant accounting policies:

Debt modification

From time to time, the Corporation pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different, then the transaction is accounted for as an extinguishment of the old debt instrument with an adjustment to the carrying amount of the liability being recorded in the unaudited interim condensed statement of earnings immediately.

Cash flow hedges

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised and when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. The cumulative gain or loss deferred in the unaudited interim condensed statement of other comprehensive income should be classified to the unaudited interim condensed statement of earnings in the same period during which the hedged forecast cash flows affect net earnings. Where the forecast transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred immediately to net earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

During the three months ended March 31, 2017, there were no changes to the Corporation’s accounting policies adopted.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation intends to adopt IFRS 15 and the associated clarifications in its financial statements for the annual fiscal period beginning on January 1, 2018. However, the Corporation does not expect its adoption of IFRS 15 to have a material impact on the financial statements and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2017, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE DATA

As at May 10, 2017
Common Shares issued and outstanding	146,496,265
Common Shares issuable upon conversion of 1,139,249 Preferred Shares	55,029,243
Common Shares issuable upon exercise of options	8,399,775
Common Shares issuable upon exercise of warrants	4,000,000
Common Shares issuable upon settlement of other equity-based awards	397,651
Total Common Shares on a fully-diluted basis	214,322,934

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three months ended March 31, 2017. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2016 Annual Reports, particularly under the heading “Legal Proceedings and Regulatory Actions” in the 2016 Annual Information Form.

Kentucky Proceeding

For information regarding the previously reported proceeding in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, the 2016 Annual Information Form, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 31 to the 2016 Annual Financial Statements.

The AMF Investigation and Foreign Payments Matter

For information regarding the previously reported AMF investigation and related matters and foreign payments matter, see the 2016 Annual Information Form.

Class Actions

For information regarding the previously reported class action lawsuits, see the 2016 Annual Information Form.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require Amaya’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

As previously disclosed, the CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s DC&P at the financial year end December 31, 2016. Based on that evaluation, the CEO and CFO concluded that, because of the material weaknesses in the Corporation’s ICFR that existed at December 31, 2016, which were disclosed in the 2016 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Management Report on Internal Control Over Financial Reporting”, the Corporation’s DC&P were not effective as of March 31, 2017. Notwithstanding these material weaknesses, the Corporation’s management, including the CEO and CFO, concluded that the Q1 2017 Financial Statements present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

As previously disclosed, the CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s ICFR at the financial year end December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, the CEO and CFO concluded that the Corporation’s ICFR was not effective as of December 31, 2016, due to the fact that there were material weaknesses in the same. For a description and discussion of such material weaknesses, please see the 2016 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Management Report on Internal Control Over Financial Reporting”.

Remediation Efforts to Address Identified Material Weaknesses

Management is dedicated to remediating the material weaknesses in the Corporation’s ICFR identified as of December 31, 2016 and identifying and remediating internal control risks that could be material to the Corporation in the future. If not remediated effectively, the material weaknesses in such ICFR could impact the accuracy and completeness of the Corporation’s financial statements.

The following steps are among the measures that have been implemented or that the Corporation intends to implement to address the material weaknesses identified as of December 31, 2016:

Derivative Valuations and Hedge Accounting – The Corporation has implemented a change to its internal control over financial reporting relating to derivative valuations and hedge accounting.  Throughout the fourth quarter of 2016, the Corporation performed reviews to identify opportunities to improve the operation of its controls relating to derivative valuations and hedge accounting, and in the same quarter, the Corporation engaged an external service provider that specializes in derivative valuations and provides a Type 1 report in accordance with Statement on Standards for Attestation Engagements (SSAE) No. 16, Reporting on Controls at a Service Organization (a “SOC1 Report”) to provide applicable valuations for comparison to management’s internal valuations and to assist with hedge documentation and technical assessments related to any significant changes to existing hedge relationships or new hedge relationships. In the first quarter of 2017, management fully outsourced derivative valuations and aspects of hedge relationship assessments to this external provider, which will continue to provide a SOC1 Report.  Management currently expects that the successful implementation of this measure, which constitutes a change to the Corporation’s ICFR, will allow it to conclude that the Corporation’s ICFR relating to derivative valuations and hedge accounting are effective when assessing their effectiveness as at the end of the second quarter of 2017.

Foreign Exchange Rate Information - The Corporation performed a review to identify opportunities to improve the design and operation of its controls relating to foreign exchange rate information. The Corporation now obtains foreign exchange rate information from an additional reputable source to compare such information against that provided by its previous sole information source and is in the process of developing an automated control to perform such comparisons in the future. Management currently expects that the successful implementation of these measures, which constitute a change to the Corporation’s ICFR, will allow it to conclude that the Corporation’s ICFR relating to foreign exchange rate information are effective when assessing their effectiveness as at the end of the second quarter of 2017.

The Corporation is committed to maintaining a strong control environment and continuously monitors and assesses the same, including its DC&P and ICFR, in an effort to achieve this goal. The Audit Committee has directed management to develop detailed plans and timetables for the completion of the implementation and testing of the remedial measures outlined above and will continue to monitor such implementation. In addition, under the direction of the Audit Committee, management will continue to review and make necessary changes to the overall design of the Corporation’s internal control environment, as well as to its policies and procedures in order to improve the overall effectiveness of its ICFR.

Management believes the foregoing efforts will effectively remediate the material weaknesses. As the Corporation implements these remediation efforts, and continues to evaluate and work to improve its ICFR, management may determine that additional steps or measures may be necessary to address and remediate the material weaknesses or determine to modify the remediation efforts described above. The Corporation cannot assure you that these remediation efforts will be successful or that its ICFR will be effective in accomplishing all control objectives all of the time. Management will continue to assess the effectiveness of these remediation efforts in connection with its evaluations of ICFR.

Changes to Internal Control Over Financial Reporting

Other than as described above under “Remediation Efforts to Address Identified Material Weaknesses”, there has been no change in Amaya’s ICFR that occurred during the quarter ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business—If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2016 Annual Information Form.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the 2017 Q1 Financial Statements, the 2016 Annual Reports, particularly under the heading “Risk Factors and Uncertainties” therein, as applicable, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or of any other securities of the Corporation) could decline, and you could lose part or all of your investment.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including, without limitation, the Q1 2017 Financial Statements, the 2016 Annual Reports and other filings that Amaya has made and may make with applicable securities authorities in the future, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or Amaya’s website at www.amaya.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Montreal, Québec
May 12, 2017

(Signed) “Daniel Sebag”

_____________________

Daniel Sebag, CPA, CA
Chief Financial Officer